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                                        Hilda Mackow
                                        Vice President, Communications
                                        Moore Corporation Limited
                                        (416) 364-2600
                                        Lissa Perlman
                                        Kekst and Company
                                        (212) 593-2655



     MOORE CORPORATION COMMENCES PROXY SOLICITATION TO REPLACE WALLACE BOARD

TORONTO (November 13, 1995) -- Moore Corporation Limited (TSE, ME, NYSE: MCL) reported that it has mailed its proxy solicitation materials to shareholders of Wallace Computer Services (NYSE: WCS) soliciting their votes in connection with Wallace's December 8 Annual Meeting. At the Annual Meeting Moore will seek to elect three directors to Wallace's Board. Moore will also seek shareholder votes on three proposals: one seeking to remove all current members of the Wallace Board; a second seeking to reduce the size of the Wallace Board to five seats; and, a third seeking to rescind certain bylaw amendments adopted by Wallace's Board without shareholder approval.

On Monday, November 6, Moore announced that 73.5% of Wallace's shares had been tendered into Moore's $60 cash per share tender offer.

The full text of a letter mailed with Moore's proxy materials follows:

                                                               November 10, 1995

Dear Wallace Shareholder:

We are pleased to enclose for your consideration Moore Corporation Limited's proxy materials and GOLD proxy card relating to the annual meeting of Wallace Computer Services, Inc. scheduled for December 8, 1995.

Despite the fact that 73.5% of Wallace's shares were tendered into Moore's $60 per share offer, Wallace's Board continues to call our all cash, fully-financed offer "inadequate". Furthermore, the Wallace Board still refuses to meet with us and keeps in place their "poison pill" that prevents us from purchasing the tendered shares.

Moore is asking you once again for your support, this time to replace the three Wallace Board nominees up for reelection with the candidates nominated by Moore. Even if you have already tendered your shares, you must still vote the GOLD proxy card to support Moore's $60 offer.


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Moore Corporation Commences Proxy Solicitation To Replace Wallace Board
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Moore has also introduced three proposals: one seeking to remove all current members of the Wallace Board; a second seeking to reduce the size of the Wallace Board to five seats; and, a third seeking to rescind certain bylaw amendments adopted by Wallace's Board without shareholder approval.

We need your support to obtain the 80% "FOR" vote needed to enact our first two shareholder proposals. Your vote is very important, no matter how many shares you own. We urge you to voice your opinion by voting "FOR" Moore's nominees and "FOR" our three proposals. Otherwise, the Wallace Board can continue to hide behind its "poison pill" and ignore the message sent by the overwhelming majority of its shareholders.

REMEMBER -- EVEN IF YOU HAVE ALREADY TENDERED YOUR SHARES, YOU MUST VOTE YOUR SHARES IN SUPPORT OF OUR NOMINEES AND PROPOSALS IN ORDER FOR MOORE TO PROCEED WITH ITS OFFER.

Please take a moment to vote your GOLD proxy card today. If you have questions about voting your shares, please call MacKenzie Partners, Inc. toll-free at
(800) 322-2885.

It is time to turn our energies to charting the future of our combined companies -- for the benefit of customers, employees and shareholders.

Thank you for your continued support of our effort to combine Wallace and Moore.

Sincerely,

Reto Braun
Chairman & CEO

Wallace's Annual Meeting is to be held at 10:00 a.m. (Chicago time) on Friday, December 8, 1995, at the Grand Ballroom of the Oak Brook Marriott, Oak Brook, Illinois. The election of Moore's director nominees requires a plurality of the votes cast at the Meeting. Adoption of the first two stockholder resolutions, as listed above, requires the affirmative vote of 80% of all outstanding shares. Adoption of the third resolution requires the affirmative vote of a majority of the shares represented and entitled to vote at the meeting.

                                       ###

Moore Corporation Limited (TSE, ME, NYSE: MCL) is a global leader in delivering information handling products and services that create efficiency and enhance competitiveness for customers. Founded in Toronto in 1882, Moore has approximately 20,000 employees and over 100 manufacturing facilities serving customers in 59 countries. Sales in 1994 were US$2.4 billion.


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Moore Corporation Commences Proxy Solicitation To Replace Wallace Board
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                         CERTAIN INFORMATION CONCERNING

                       PARTICIPANTS IN PROXY SOLICITATION

Moore Corporation Limited ("Moore") and FRDK, Inc., a wholly owned subsidiary of Moore ("FRDK"), are soliciting proxies for the 1995 Annual Meeting of Stockholders (the "Annual Meeting") of Wallace Computer Services, Inc. ("Wallace") in support of the election of the three nominees named below as directors of Wallace (the "Moore Nominees") and in favor of three stockholder resolutions that FRDK plans to introduce at the Annual Meeting. The following information concerning the identities of the "participants" (as defined in Instruction 3 of Item 4 of Schedule 14A promulgated by the Securities and Exchange Commission (the "Commission")) in the proxy solicitation by Moore and FRDK referred to above and the interests of such participants is furnished pursuant to Rule 14a-11(b)(2) promulgated by the Commission.

The Moore Nominees are Curtis A. Hessler, Albert W. Isenman III and Robert P. Rittereiser. In addition to Moore, FRDK and the Moore Nominees, the following directors and executive officers of Moore and FRDK may be deemed participants in the solicitation of proxies: Reto Braun (Chairman of the Board, President and Chief Executive Officer of Moore), Stephen A. Holinski (Senior Vice President and Chief Financial Officer of Moore; Director, Vice President and Treasurer of
FRDK), Joseph M. Duane (Vice President and General Counsel of Moore; Director, Chairman and President of FRDK), Shoba Khetrapal (Vice President and Treasurer of Moore), Hilda Mackow (Vice President Communications of Moore), Janis McKenzie (Senior Analyst, Corporate Secretarial of Moore), Joan M. Wilson (Vice President and Secretary of Moore; Director, Vice President and Secretary of FRDK). No Moore Nominee or any director or executive officer of Moore or FRDK currently owns any Shares. Moore owns 200 shares of common stock, par value $1.00 per share (the "Shares"), of Wallace. In addition, FRDK owns 150 Shares.

In addition to the persons listed above, the following individuals may be deemed participants in the solicitation of proxies: Lazard Freres & Co. LLC ("Lazard Freres"), Gerald Rosenfeld (Managing Director of Lazard Freres), Mark McMaster (Vice President of Lazard Freres), RBC Dominion Securities ("Dominion") and John Budreski (Vice President, Equity Division of Dominion). None of the foregoing entities or individuals currently own any Shares.